Correspondent Letter

Congaree Bancshares, Inc.

March 29, 2006

Via Edgar

William Friar

Senior Financial Analyst

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Congaree Bancshares, Inc.
Form SB-2, filed February 17, 2006
File No. 333-28333

Dear Mr. Friar:

On behalf of Congaree Bancshares, Inc. (the “Company”), the undersigned is hereby transmitting Pre-effective Amendment No. 1 to the Company’s Registration Statement on Form SB-2.  I am filing this amendment in response to the Staff’s comment letter dated March 14, 2006.  The paragraphs below respond to the Staff’s numbered comments.  References to page numbers are to page numbers of the prospectus as revised and included in the Amendment.  We are also sending you by overnight courier three courtesy copies and three redlined versions of the Registration Statement.

Prospectus Cover

1.               Disclose whether or not you are actively pursuing listing for the shares.  Note also on page 6 and at other related disclosure.

We have added language stating that we are not actively pursuing the listing of our common stock on the cover page of the prospectus and in each section where we discuss the market for our common stock.

Why we are organizing a new bank, page 3

2.               In the second paragraph please indicate what grew by 23%.  Please also indicate the percentage growth represented by the 10,000 proposed sites.

We have revised the second paragraph to reflect that population grew by 23%.  With respect to the 10,000 proposed sites, we were unable to provide the percentage growth because the service we used for this data just started compiling this information in 2005.  We replaced the disclosure with data regarding new single family housing units approved for construction.  For this data, we were able to provide percentage growth from 1990 to 2004.

3.               We note that some of your information is five years old.  Please confirm to us that this is the latest information available.  To the extent feasible use figures for the same period to allow for better comparison.

The 2000 U.S. Census is the latest verified demographic data available.  All U.S. Census data after 2000 are estimates.  We include estimates of growth between 2000 and 2010 that we believe are meaningful to investors in order to show anticipated growth.

Loan Distribution, page 25

4.               Please revise the line item descriptions here and beginning on page 26 to be more meaningful and to relate them to each other.

We have revised the loan distribution table to reflect that we will offer four primary categories loans: real estate — mortgage, real estate - construction, commercial, and equity line and consumer loans.  We have also revised the corresponding narrative to track these loan categories.

Employment Agreements, page 42

5.               Discuss the current arrangements relating to the net income based bonus, including the “certain performance levels” referenced in the first bullet point item.  If these performance levels have not yet been established, please disclose that they have not been established in the prospectus.  With respect to the life insurance, please disclose the cost to the company of the life insurance policies.

We have revised the prospectus to state that the performance levels are to be determined by the board of directors.  We have also revised the prospectus to state the annual cost to the company of the life insurance policies.

Share Eligible for Future Sale, page 48

6.               In addition to your directors, please clarify whether Mr. Johnson will also be deemed to be an affiliate.  Also confirm that Mr. Johnson will not be selling in this offering or explain how this is permitted pursuant to Rule 3a4-1.

We have concluded that Mr. Johnson will not be deemed an affiliate of the company because he will own less than 5% of our common stock following the offering and will not be an executive officer or director.  Only officers and directors are permitted to sell shares in this offering.  We added language in the section entitled “Plan of Distribution” to reflect that Mr. Johnson will not be selling shares in the offering.

Financial Statements, F-1

7.               Please note the updating requirements of Item 310(g) of Regulation S-B.

We have concluded that updating the financial statements at this time is neither meaningful nor required.  If the offering is delayed, we will consider updates in accordance with the requirements of Item 310(g) of Regulation S-B.

Exhibit Index, page II-6

8.               Please provide an updated consent from your independent accountant in your next pre-effective amendment.

We have provided the updated consent.

Signature Page

9.               Identify the principal accounting and principal financial officers, pursuant to signature requirements for this form.  One person may serve in more than one capacity.

We have identified the principal executive officer and principal financial officer on the signature page.

Note, in response to comments from the bank regulators, we increased the minimum offering to $14,000,000 and amended our articles of incorporation to provide for $0.01 par value per share.  Corresponding changes are reflected throughout the amendment.

In addition, on behalf of the Company, the undersigned hereby acknowledges that:

•                  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Congaree Bancshares, Inc.

By:	/s/ F. Harvin Ray, Jr.
F. Harvin Ray, Jr.
President and Chief Executive Officer